

Mail Stop 3561

November 25, 2009

VIA U.S. MAIL

H.P. Jin, Ph.D.
Chairman, Chief Executive Officer, and President
TNAV Holdings, Inc.
1130 Kifer Road
Sunnyvale, CA 94086

Re: TNAV Holdings, Inc.
          Registration Statement on Form S-1
          Filed October 30, 2009
          File No. 333-162771

Dear Mr. Jin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please provide us with objective support for the following statements and, with respect to claims of leadership, specify the measure by which you lead:
    - Page 1: "We are a leading provider of location based services . . . ."

- Page 1: ". . . our established and deep relationships with our wireless carrier and mobile phone manufacturer partners . . . ."
- Page 4: ". . . the strength of the LBS and GPS credentials of our founders and breadth of experience of our research and development team."
- Page 4: ". . . deep understanding of GPS technologies . . . ."
- Page 69: ". . . highly scalable and reliable LBS"
- Page 69: "Our proven capabilities and flexibility of our solutions."
- Page 70: "We were one of the early pioneers in LBS . . . ."

3. We note you have relied on reports from third-party sources for data. Please either confirm that the data provided by these third parties was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

Registration Statement Cover Page

4. Please revise your fee table to indicate separately the shares that are offered by the selling shareholders.

Prospectus summary, page 1

5. Please clarify here your relationship with GPS Navigator. For instance, is GPS Navigator a third party content provider?

6. Please revise the last paragraph on this page to disclose your net income for the respective periods.

7. Please revise to summarize the existence and cause of the decline in your average revenue per user, the claims against your customers for patent infringement and the carrier's resulting demands to you for indemnification, and the remaining terms of your existing contracts with your two largest customers and their ability to terminate these contracts or use your services on a non-exclusive basis.

The Offering, page 6

8. We note you may use a portion of the net proceeds of this offering "to acquire complimentary businesses, products, services, or technologies." Please indicate whether you have any current plans, proposals, or understandings in this regard.

Risk Factors, page 9
Risks related to our business

9. We note the significant decrease in your average revenue per user that has occurred as your end user count has increased significantly and that certain of

your revenue is earned from revenue sharing arrangements. In this regard, it is not clear from your filing what control, if any, you have over the amount of revenue you receive per customer. Therefore, please revise to disclose here, in the Business section, or in the beginning of MD&A, how revenue under revenue sharing arrangements is determined and what control you have over the amount of revenue per end user that you receive for your LBS.

We are substantially dependent, page 9

10. Please revise to include a separate risk factor, with its own subheading, to highlight the risk discussed in the second paragraph about the potential risk of a carrier losing subscribers.

If we are unable to manage our costs, page 11

11. Please briefly explain what ARPU is.

Because our long term success, page 20

12. At page 81 under "Customers" you indicate that you have agreements with carriers to provide your LBS in 29 countries. Please revise for consistency or advise.

As a result of becoming a public company, page 29

13. Refer to the second paragraph. Please revise to make a separate risk factor with its own subheading that in the past you have identified material weaknesses and significant deficiencies in your internal control over financial reporting and that some may remain.

Special note regarding forward-looking statements, page 34

14. Please revise the third sentence of the fourth paragraph to remove the inference that you are not responsible for third party information contained in your document.

Selected Financial Data, page 40

15. Please consider revising to disclose metrics that you believe may be helpful to investors' analysis of your business, such as average number of end users per period, ARPU, customer turnover, or other such metrics.

Management's discussion and analysis, page 42
Sources of revenue

16. Please revise the first full paragraph on page 43 to briefly explain what your MRM services are.

17. To the extent you discuss developing other LBS, expanding geographically, expanding into adjacent markets or pursuing acquisitions, the discussion should be balanced with a time frame for implementing future plans and any obstacles involved before you can commence the planned operations. In this regard, please clarify if additional financing will be needed before being able to implement future plans. Please revise throughout as necessary.

Critical Accounting Policies and Estimates, page 45
Revenue Recognition

18. We note that you compute an allocation of monthly service fees to the individual end user's service period. Please supplementally explain to us why monthly service fees need to be allocated to individual user's service periods and what the term service period means (i.e., whether the service period is the expected subscription period).

Results of Operations, page 53
Comparison of the three months ended September 30, 2009 and 2008

19. Please expand your discussion of operating results to ensure that you quantify all material factors to which variances within an item are attributed. For example, you attribute the change in the cost of revenue to lower usage rates, an increase in revenue from end users who receive your services as part of a bundle of services, and the use of lower cost content; however, you do not quantify these factors.

Revenue, page 53

20. We note that you are using ARPU to explain changes in revenue. Please provide a discussion in this section which defines ARPU and explains the meaningfulness in changes in the measure.

21. We note the significant increase in your end user count and the significant decrease in average revenue per user. Please revise to describe here or in the business section of the filing the general terms of your contracts with wireless carriers, including specifically a discussion of why your ARPU has declined as your user count has increased, and any known trends that are expected to result from future growth.

22. We note your revenue for the three months ended September 30, 2009, increased 67 percent due to an increase in end users from 5.1 million at September 30, 2008 to 11.4 million at September 30, 2009. Please tell us whether you believe it would be more meaningful to your discussion of the results of operations to quantify the average number of end users during the periods discussed rather than the number of users at period end.

23. Please revise to quantify the impact on reported revenues of both the 67 percent increase in the number of end users and the 34 percent decrease in ARPU.

24. We note that in connection with an amendment to your agreement with Sprint that Sprint agreed to increase the share of any future advertising revenue you are entitled to receive. In this regard, please tell us whether your reported results include advertising revenue and, to the extent material to revenues or operating income, revise to quantify such amounts.

25. Please supplementally explain to us the term "terminate for convenience" as it relates to your disclosure about the amendment to the Sprint contract.

26. Please quantify for us the amount of activation fees recognized in each period.

Cost of Revenue, page 53

27. We note that cost of revenue for the three months ended September 30, 2009 increased 76 percent due to an increase in the number of users and an increase in the average usage by end users. Please revise to quantify the impact of each of these factors on cost of revenue.

28. We believe your discussion and analysis of cost of revenue could be improved by providing quantification and discussion of the significant components of cost of revenue, such as third-party data costs, cost of operating centers, etc. Please revise as appropriate.

Liquidity and Capital Resources, page 61

29. Based upon the variability and unpredictability in the generation of revenue due to (i) your inability to determine price, (ii) no contact with the end user, including no role in obtaining a customer or influencing whether a customer receives your product as a stand-alone service or as part of a bundled service, and (iii) the fact that your contracts with the carrier partners do not obligate them to offer your service, a more robust discussion should be provided to describe trends and uncertainties that management expects will have an impact on operations and liquidity. Similarly, we note the significant increase in capitalized development costs. It appears the amortization of these costs would be expected to increase significantly in the future as a result.

Our strategy, page 71

30. Please revise the spillover paragraph on page 72 to briefly describe the premium offerings and when you anticipate introducing these to the market.

Pursue new carrier relationships, page 72

31. Please revise to provide the basis for your belief that adoption of mobile data services is expected to grow rapidly outside of North America.

Platform and architecture, page 76

32. Please revise to briefly explain what "geocoding" is.

Business, page 65
Customers

33. We note that your right to be the exclusive provider of Sprint Navigation expires on December 31, 2010. Please revise to describe the expected impact on your business, to the extent known, if Sprint does not terminate your contract but instead begins to use other LBS providers. Please specifically address how this may impact your revenue sharing arrangement.

Intellectual Property, page 82

34. Please explain in plain English the terms "provisional" and "nonprovisional" patent applications.

35. Please revise to describe the basis on which payments to third-party data providers for the data they provide are determined.

Competition, page 83

36. Please revise to describe management's beliefs as to the company's competitive position relative to others.

Legal Proceedings, page 85

37. Please revise to ensure your description of various legal proceedings and claims is provided in plain English. For example, please explain "ex parte reexamination of all the patents at issue" and "Inter Partes Reexamination Request" in plain English.

38. It appears based on your disclosure that you are not a named defendant in the various legal proceedings brought by the patent holding companies against the wireless carriers. Please supplementally clarify for us whether this is correct and, to the extent known, tell us and revise to disclose why you are not a named defendant.

39. On page 86 you state that indemnity payments and associated legal fees and expenses could materially harm your business. Please clarify for us whether this statement means that you believe loss contingencies are at least reasonably possible as defined by SFAS 5 (ASC 450-20-25-1). If so, please revise to disclose amounts or ranges of amounts of potential loss contingencies involved. In addition, please consider revising note 4 to the financial statements to provide the detailed disclosures of legal proceedings in this section.

Compensation discussion and analysis, page 94
Role of the compensation committee

40. Please revise to clarify whether the compensation committee has discretion to adjust compensation component upward, downward, or both, and whether there is any limit to the amount of adjustment.

Base salary, page 97

41. Please revise to describe why you believe the companies you reviewed are comparable to you.

Bonuses, page 97

42. Please revise to quantify all performance targets under the STI bonus plans, including Key Performance Indicators, that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

43. We note your disclosure that you may advance a portion of the target bonus during the third quarter. Please revise your disclosure to clarify whether the named executive officer must repay the advance in the event that annual bonus

amount is determined to be less than the amount of advances paid to that named executive officer during the fiscal year.

Third party analysis of compensation, page 104

44. Please revise the list of benchmark companies to clarify which companies are publicly traded and which are pre-IPO.

2009 Summary compensation table, page 107

45. Please revise to provide compensation information for the last three fiscal years.

Outstanding equity awards at June 30, 2009, page 109

46. Please revise footnote (11) to disclose the options exercise on July 8, 2009 or advise.

Principal and selling stockholders, page 135

47. Please update to the most recent practicable date in your next amendment.

48. Please identify the number of shares offered by each selling shareholder prior to effectiveness or advise. Also advise us whether or not names will be added under "Other selling shareholders:" prior to effectiveness.

Material United States federal income tax consequences, page 147

49. Please revise the first sentence of the last paragraph on page 150 to remove the implication that the discussion is "for general information only."

Underwriting, page 151

50. Please revise to state that the selling shareholders "may be deemed" underwriters.

51. Please delete the last sentence of the fourth full paragraph on page 155.

Financial Statements
Note 1. Organization and Significant Accounting Policies, page F-7

52. Please revise to describe the types of costs included in cost of revenue and to state your accounting policy for the measurement and recognition of the significant components.

Revenue Recognition, page F-8

53. Please tell us and disclose how you account for the discounts that you provide to your carrier partners based on the number of end users paying for services in a given month.

54. Please disclose the nature of the revenue sharing arrangements with carrier partners including how your portion is determined.

55. We note your disclosure that several of your wireless carrier partners do not provide sufficient monthly individual subscriber billing period details to allow you to compute the allocation of monthly service fees to the individual end user's service period, and in such cases you make estimates of any required service period revenue cutoff. In addition, we note that if you fail to receive an accurate revenue report from a wireless carrier partner for the month, you need to estimate the amount of revenue that should be recorded for that month. Please tell us how often this occurs and whether the difference between the estimated revenue and actual revenue determined upon receipt of the final revenue reports has resulted in material changes to revenue. In addition, revise to disclose how accurate your estimates have been and the amounts of adjustments required in reported periods.

56. We note that you defer activation fees received upon the initiation of certain services and recognize the deferred amounts over the estimated average length of subscription to the service, historically 16 months. Please supplementally explain to us how you calculate the estimated average length of service.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or the undersigned at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief

cc: Via facsimile (650) 493-6811
        Julia Reigel, Esq.
        Wilson Sonsini Goodrich & Rosati